August 18, 2020

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Attn:	Jason Drory
Mary Beth Breslin

Re:	NANO-X IMAGING LTD
Registration Statement on Form F-1
File No. 333-240209

Ladies and Gentlemen:

NANO-X IMAGING LTD, a company organized under the laws of the State of Israel (the “Company”), hereby requests, pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement (the “Registration Statement”) on Form F-1 (File No. 333-240209) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:30 p.m., Eastern Daylight Time, on August 20, 2020, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3416 and that such effectiveness also be confirmed in writing.

Very truly yours,

NANO-X IMAGING LTD

By:	/s/ Itzhak Maayan
	Name:	Itzhak Maayan
	Title:	Chief Financial Officer

cc:	Andrea L. Nicolas, Skadden, Arps, Slate, Meagher & Flom LLP
Wesley C. Holmes, Latham & Watkins LLP